Filed by Rice Acquisition Corp. II pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Rice Acquisition Corp. II (File No. 001-40503)

On January 4, 2023, an interview with Daniel Joseph Rice, IV, a current director of Rice Acquisition Corp. II (“RONI”), was published on Veriten’s C.O.B. Tuesday podcast. During such interview, Mr. Rice discussed, among other things, NET Power, LLC (“NET Power”) and the proposed business combination involving RONI and NET Power. Below is a copy of the transcript of the interview.

Episode Transcription

00;00;11;29 - 00;00;37;01

Maynard Holt

Greetings, everybody, and welcome to the first C.O.B.T. of 2023. We hope you had a great holiday, got some rest and are fired up for what is sure to be an exciting year in energy. We got really lucky just before Christmas. You might have noticed there was an announcement about NET Power and Danny Rice and his group doing a merger there and Danny becoming the future CEO. So we had a back and forth and long and short of it is we got Danny Rice as the first guest of this year. And we’re delighted. Danny’s a great friend. But when you think about Danny’s background, he’s got a number of vantage points that just make him an ideal guest to talk about where we are in today’s world, from technology to his corporate experience at Rice Energy and also at EQT as a board member, as now the incoming CEO of NET Power and his experience with SPACs.

00;01;09;19 - 00;01;16;05

Maynard Holt

It just goes on and on and he’s a great friend and we work together. So Danny, thank you so much for joining us. We’re so excited.

00;01;16;13 - 00;01;17;14

Daniel Rice

Thanks for having me. Maynard.

00;01;17;15 - 00;01;32;10

Maynard Holt

Yeah, it’s fun to have you here in person, too. I mean, it makes that first show that much better. Well, guys, as we jump in, prepare to jump in with Danny, what would you what would you tell our friends about how you’re feeling, what you’re thinking, what’s going on in the world? Mike?

00;01;32;15 - 00;01;49;18

Mike Bradley

Yeah. I mean, I’m not feeling too good today with the screens so red, right? I mean, but I think when you look at over the last five, six, ten years, maybe 20 or 30 years, you really don’t want to look at the last two weeks of the market or the first two weeks of the market. You know, funky stuff has happened on, you know, a guy’s position in a box.

00;01;49;18 - 00;02;06;22

Mike Bradley

And so don’t look at screen right now. It’s going to scare you. With that said, the good news is that last year the energy was the best performing sector of all. It was up 55%. The S&P was down 20%. So second year of outperformance, we went from 2.7% of the S&P to five and a quarter percent. The S&P.

00;02;06;22 - 00;02;25;16

Mike Bradley

And as you know, listening to these podcasts over the last six, nine, 12 months, I guess we’ve been talking about we think it’s going to double again. That said, what I would say is we’re a little bit cautious in the near term, both in on natural gas. We kind of warned probably six, eight weeks ago gas where it was it’s not going to look too good in 2023.

00;02;25;16 - 00;02;42;00

Mike Bradley

Gas at $9 to us look like you should probably be thinking about hedging. Well, now we’re under four you know, we’re under $4 today an M and so a lot of that hedging that you could have done is probably behind you. And so I think it’s going to be rough, rough sledding for natural gas, at least for the first six months of this year.

00;02;42;16 - 00;02;59;18

Mike Bradley

Same thing for crude oil. And I would say with crude oil, it’s really going to be dependent on what happens in China, how quickly they open up. But we want to be in a market where, you know, you know, OPEC in Saudi Arabia is not taking barrels off the market. We want them putting barrels on the market. That would be a better set up market.

00;02;59;23 - 00;03;13;27

Mike Bradley

The market is contango right now. So something we’ve been talking about for, like I said, the last four or five weeks is we’re cautious on both crude oil and natural gas. We still think over the next two or three years and energy is going to outperform maybe over the next two or three months. You don’t have to be as aggressive.

00;03;14;14 - 00;03;19;08

Mike Bradley

But we still like energy. And so that’s what we’re going to stick with that plan in 2023.

00;03;19;08 - 00;03;22;05

Maynard Holt

It makes sense. Jeff, what would you add to today?

00;03;22;14 - 00;03;41;26

Jeff Tillery

Yeah, I think just dovetailing on what Mike kicked us off with is just thinking about the energy companies in the public markets going forward. You know, a lot of, you know, a lot of what’s transpired the last two years has been an improvement in underlying returns. And I think the key to the stocks retaining, you know, investor attention is going to be the durability of the returns, the sustainability of returns.

00;03;41;26 - 00;04;00;17

Jeff Tillery

And that doesn’t mean, you know, they’re going to defy gravity. And if oil comes down and gas comes down, returns are going to come down, obviously. But it’s the key is relative return on capital versus kind of underlying commodity price. As long as we keep it, as long as the sector keeps showing the discipline, it allows that underlying relationship to continue to improve.

00;04;01;04 - 00;04;21;02

Jeff Tillery

The stock should kind of retain the traction they’ve had. I mean, who knows, you know, what happens the next two or three months or even six months. And an underlying recession is going to be bad for the demand for the commodities and impair returns for a bit. But that discipline, you know, continue to shine through is going to be really critical for the energy sector retaining the momentum it’s had.

00;04;21;18 - 00;04;45;11

Maynard Holt

All right. Awesome. Well, look, as we get going, Mike, Jeff and Todd, you’ll all get in here. Danny, I only came up with 912 things to talk about today, but I saw one fun place to start is just is your family, the brothers, your dad, I mean, the Rice family has had such a long and storied experience and energy.

00;04;45;11 - 00;04;56;01

Maynard Holt

I thought people might really just enjoy hearing about what happens at the Thanksgiving table at the Rice family. But seriously, you guys have been doing it for so long. Tell us about that history.

00;04;56;12 - 00;05;22;08

Daniel Rice

Yeah, I guess relatively speaking, it hasn’t been that long. We’ve been in the energy business since really since 2007 when we started Rice Energy. And I think as most of the listeners know, there’s four Rice Brothers, myself, Toby, Derek and Ryan, in that order. And, you know, we grew up in Boston, Massachusetts, which is as far from oil and gas country as you can be.

00;05;22;09 - 00;05;23;14

Maynard Holt

It’s fuel oil country.

00;05;23;15 - 00;05;41;25

Daniel Rice

It’s fuel oil country, especially during this season. And so we grew up with not a great appreciation of oil and gas. The only thing we knew about gas was the price you pay at the pump. And we knew about the fuel oil truck that would come to our house every couple of weeks during the winter to put fuel oil in our basement. And that was really the extent of our exposure. But after school, I moved to Houston, Texas, and then shortly thereafter, Toby and Derek came down to get advanced degrees in both petroleum engineering and geology. And then Ryan, the fourth brother, soon followed, soon also pursuing a degree in petroleum engineering. And then this is 2006-2007 and this is the early days of the shale boom. Right up until then, the United States was importing oil. We were trying to figure out where are we going to start to import natural gas from? And then you had the discovery of the Barnett and then you had the discovery of the Haynesville. And that’s when we said there’s an opportunity for us to work together as a family. I was in oil and gas finance and I had brothers that had engineering and geology degrees.

00;06;34;25 - 00;06;42;10

Maynard Holt

It’s almost like you guys divide it up and say, okay, we’ve got to have one finance, one, you know, geology, one engineer.

00;06;42;11 - 00;06;46;04

Daniel Rice

Yea. No, it was quite serendipitous the way it worked out.

00;06;46;19 - 00;07;05;15

Maynard Holt

When you think back to those times, it’s interesting because a lot of, we’re always talking about what’s going to cause the talented people to go into energy. And sometimes that’s a classic energy conversation. Sometimes it’s a quote, new energy conversation. You think about those times. What do you think led you guys, what drew you to energy? Why? Why would four really talented young guys from Boston say this energy thing looks great?

00;07;13;00 - 00;07;33;00

Daniel Rice

I mean, there’s a few reasons. I think oil and gas, for as long as it’s been around has always been the most exciting, unpredictable industry there is, in terms of the unknown of what’s beneath the earth. And it’s really a function of being able to figure out how to get that oil and get that gas out of the ground, right? And so it was always us against the world from that context. And so that’s quite challenging because it purely relies on math and science to figure out these problems. And a lot of those common themes really apply to trying to solve the world’s problems today is it’s just physics based, laws based, math based. And so for us, that was one huge component of it.

But I think the bigger thing for us was we saw a huge important opportunity to create a real lasting impact and doing it together as a family. There’s not a lot of whole industries out there we can get take varied, diverse skill sets, but you need to collectively put them together to create a successful business. That’s one of the unique things about the traditional oil and gas industry is you have to take 10 or 15 really unique skill sets, get them to work together in a real collegial manner to create value. And so, for us, being able to take brothers from diverse skill sets, put them together to create a company and create value was a pretty exciting proposition for us.

00;08;38;17 - 00;08;56;14

Maynard Holt

Wow, it’s an awesome story. It’s also striking because a lot of us saw the shale revolution. You saw it and then dove into it, right? Like, it is one thing to say a revolution is coming. And another to say “I’m in” which you guys did. I think NET Power could be an analogy for that. But let’s come back to that. I want to ask you one question, because you said taking people diverse skill sets, get them to work together. That’s sort of the charm and the magic of oil and gas, Rice Energy, which when you started, I think you were, you know, CFO and you worked your way up and you became CEO. Rice Energy was one of those places you could just feel the culture like it had a, it had a charm to it. You could tell everybody cared. It just had that special feel. How did you create that? How would you advise other companies to create that? You’ve always been a big culture person. Talk to us about that collegiality.

00;09;36;24 - 00;10;02;05

Daniel Rice

Yeah, I mean it really does start at the top with being able to establish values, being able to establish a vision and a mission for the company, and then it’s just building a team that shares those values with you. Right. And it’s not rocket science, but I think a lot of the times it’s challenging because you see people with certain skill sets and experiences and you say that’s the right person, He’s the best engineer, he’s the right person for my team. But I think as you start to think about building a very sustainable, large organization, pretty soon you realize being able to have people with certain values that align with success of the company becomes a lot more important in certain aspects than just the raw skills that they possess as it comes to engineering or whatever it is that their skill set is.

And so for us, we were able to build a fairly sizable company with employees who shared our values, who shared our passion for energy, who shared our a view of the way a company should be run. You know, Rice Energy wasn’t run like a typical oil and gas company where there’s traditional hierarchies and there’s black boxes where certain decisions are made. For us, it was 100% transparent work environment where it wasn’t top-down push decisions for people to act. It was a bottoms-up where we delegated as much of the responsibility to the lowest level possible because those are the people that are as close to the numbers, as close to the information as possible. And it’s incumbent upon us to put those people into those roles, to make those decisions. But we also just made decisions as a team, right? I think when we started Rice Energy, we didn’t have 20 or 30 years of experience running oil and gas companies. We had a combined experience of zero years, right?

And so I think we were starting from a place of humility, which was acknowledging, look, we don’t know everything, but the data will tell us what to do. And for us, it was not an experience-based approach. It was a data-driven approach. And so we always let the data tell us what’s the right thing to do. And so we really cherished being able to build an infrastructure that was able to facilitate and bring that information not just to our fingertips, but the fingertips of everybody within the organization. And then it really just became a function of being able to spread and communicate that information so that everybody has that same information to make the absolute best decisions we could.

00;12;03;28 - 00;12;30;25

Maynard Holt

When I think of your career and Toby and Derek, Ryan, you know, I think natural gas, I think technology, I think culture, mission. But those last two are really integral to the technology in particular. It’s got to be bottoms up, it’s got to be everybody buy in. What’s exciting you about? We’re going to talk about your latest venture, but as you look at E&P right now, you’re on the board of EQT. You were on the board at Whiting. So a combination last year. But what’s exciting you about to Jeff’s point about how E&P is being managed in today’s environment and what might be possible and the newfound discipline, etc.?

00;12;49;21 - 00;13;09;19

Daniel Rice

Yeah, I mean, E&P companies quite simply have just become a whole lot more efficient with technology. You can do a whole lot more with less. I think to take a look at just the size of the companies that are out there today, EQT is managing 6 BCF, billion cubic feet of gas per day of production with 100% remote workforce. And I think that’s really a testament to the ability to be able to embrace and leverage technology to not just do it like that, but to do it more efficiently with a lot fewer people than it would have taken this industry to do decades ago. Right?

But the most exciting thing for us now is we say we have the potential to do a whole lot more with the resources that we have at our disposal in terms of being able to grow production, in terms of being able to take that skill set and find other businesses or sectors where that skillset is transferable to. And I think being able to just leverage technology allows you to do a whole lot more without compromising what you have today.

00;13;50;27 - 00;14;28;03

Maynard Holt

Well, there are so many ways we could go here. I’m thinking about, I’m kind of going a little bit chronological on you, but, you know, one of the next big features of your career has been your is Rice Acquisition Corp and you did the Archaea SPAC and then that was just sold to BP. And now you’ve got a second one to talk about, NET Power, maybe talk about your experience around SPACs looking for ideas, you know, the process, the financing vehicle, just that chapter of your life.

00;14;29;17 - 00;14;32;00

Maynard Holt

I know people will find fascinating.

00;14;32;11 - 00;14;58;25

Daniel Rice

Yeah. I mean, there’s nothing magical about SPACs. Why we chose SPACs was quite simply it gave us access to access to large pools of capital really quickly to make really impactful investment decisions. Right? So, you know, when we took a step back, we built Rice Energy into one of the largest gas producers and merged it with EQT to create the largest. And then after that, we said we’re going to set up a pool of our own money to invest into private businesses in energy that are both helping with the energy transition, providing really cool technology solutions to make energy companies a lot more efficient. And from 2018 to 2020, we deployed $200 million into the private space and have created a bunch of really cool companies, essentially from seed.

And so from there we really said, okay, well, there’s still a whole lot more work to do in terms of being able to create highly valuable energy companies that are doing good for the world. And so we kind of took a look around and we said, What’s the next way that we want to raise capital to create value and make an impact? And in early ’20, that was kind of the beginning of the SPAC frenzy that was starting to pop up. And as you kind of see with most sorts of frenzies, you get a lot of folks that are in it for the right reasons, and then you get a lot of folks that are just trying to take advantage of the frenzy.

And I think for us, one of the things we saw is, as part of that frenzy, there was a whole lot of companies trying to go public in this energy transition space. And it was under the moniker of ESG and a lot of it was around electrification of vehicles and battery technologies. And there, you know, the whole thing was, this is going to get us to net zero. And we were sitting there taking a very data driven approach saying electrification of transportation, it’s important, it’s really important, but it’s not actually going to really move the needle in achieving these net zero ambitions.

00;16;41;11 - 00;16;50;00

Maynard Holt

Toby has the best slide in the world on that. Like how many electric vehicles you would need to compete with LNG, for instance, in terms of decarbonization.

00;16;50;04 - 00;17;26;08

Daniel Rice

Yeah, it’s pretty wild. And I think that’s ultimately what led us to forming our first SPAC is if the investment community and just broader society wants to give us capital to make an everlasting impact that’s going to reduce emissions and create value, we think there are more impactful, creative ways to do it. And so we formed Rice Acquisition Corp I in 2020 to go find that company that’s private and bring it public and bring it to the world, providing the capital for it to grow. And so really our mandate with that first SPAC was we want to look at renewable fuels, we want to look at everything energy transition. And that’s ultimately what led us to Archaea, which RNG for the listeners at home is renewable natural gas. Natural gas, that really is a waste product, emissions from landfills. And we said just looking at the data again, if you can capture the emissions from every landfill in the United States, that does more to actually reduce emissions than electrifying every passenger vehicle in the country. And so, we said that’s impactful. It’s something that’s not on anybody’s radar. And back to, you know, leveraging what we had built at Rice Energy, it requires some oil and gas skillset to be able to do this really, really efficiently.

00;18;16;26 - 00;18;17;28

Maynard Holt

Mike, when we get you in here.

00;18;18;07 - 00;18;32;23

Mike Bradley

Yeah. First of all, congratulations on both deals. Fantastic. You know, one of the points I wanted to raise, I remember your dad back in the day. You know, I used to be on the buy side and used to be competitors there and on the sell side, we used to basically be an institutional sales guy there and always remember visiting your dad. And just for background, his dad was at State Street for many, many years and then BlackRock, but he’s an energy expert. What was amazing to me is that he was a big expert in coal. I mean, that’s what kind of made Dan Rice’s name right there. And it’s really interesting to me that the sons have now gone to the natural gas side, the RNG side, and now NET Power, it’s just like they’ve gone through the whole transition, which is amazing to me.

00;18;55;23 - 00;18;57;28

Maynard Holt

It means, Danny, your kids are going to be nuclear people.

00;18;58;13 - 00;19;02;24

Daniel Rice

Yeah. Yes, that would be one of the greatest things ever. If they don’t come work for me at NET Power.

00;19;03;23 - 00;19;25;12

Mike Bradley

The interesting thing to me is we talked about this a little beforehand is, is maybe talk about NET Power. You mentioned earlier that you’d kind of been looking at this company for ten years and that goes almost all the way back to the Rice years and then through the Archaea years. And you also said that a lot of the companies that are in this business, the energy business, have the skill sets to be in these other businesses and maybe want to elaborate on both of those.

00;19;25;24 - 00;19;54;13

Daniel Rice

Yeah. So with NET Power, its roots trace all the way back to our days at Rice Energy, sort of like with Archaea in terms of really having that skill set and bringing it forward. So when we were building Rice Energy, we moved to Pennsylvania and our expectation was they’re going to roll out the red carpet for us because here you have an entirely new industry, natural gas development in Pennsylvania, and then you have coal, which was still there. But it is dirty. It’s very disruptive. Subsidence in the coal mines is a real problem. And we said they’re going to roll out the red carpet for us, you know, the state of Pennsylvania, and they never did, which was quite surprising.

But over the course of building Rice Energy, the Marcellus went from essentially zero Bcf per day of production in 2018 to one of the largest fields in essentially the world. Producing close to 30 Bcf a day today. So from 2008 to 2018, not only did we see the US become energy independent for natural gas, but we saw US power emissions, just total emissions in the country actually went down, and two thirds of it was because of more natural gas, and natural gas really displacing coal for power generation.

And so we kind of saw that firsthand, like the real power of natural gas and its benefit to the environment and that’s certainly a message that Toby is running with EQT, which is if you can replace coal with natural gas, not only are you able to deliver the same reliability and affordability, but you’re able to reduce emissions really significantly.

00;21;04;08 - 00;21;07;02

Maynard Holt

At scale, big chunks.

00;21;07;02 - 00;21;44;09

Daniel Rice

And so for us for the last 15 years, it’s been ingrained to us the benefits of natural gas and really ingrained in us to have that environmental perspective of our actions. And so how that ties back to NET Power is, as we were developing the Marcellus, if you just look at a life cycle analysis of emissions from natural gas, about 10% to 15% of the emissions comes from the drilling, completion, production, transport processing phase, 85% to 90% of it comes from the combustion of the methane in a power plant. And that’s the lion’s share of the emissions.

But unfortunately, post combustion carbon capture isn’t really a thing. It is really, really expensive. And so going all the way back to, I don’t know, 2014, 2015, we heard of these guys called NET Power, and it was, they were developing a novel type of natural gas power plant that would have zero emissions, but it would still use natural gas as the feedstock for that power cycle. And we kind of just said back then, if these guys are ever able to figure out and prove that this cycle works, it will be a total game changer. Because the United States has gone from having limited reserves of natural gas to now we have over 100 years at prices lower than what consumers are currently paying today. So we’re sitting on over a century’s worth of natural gas today.

The largest Achilles heel of natural gas is obviously the emissions from the combustion. It’s a whole lot cleaner than coal, but there’s still emissions from it. And so we always said if this NET Power thing works, it could be a total game changer. So we’ve actually been keeping tabs on these guys for almost a decade now, really since they had formed the company. So it’s pretty special and unique to see us coming together after all this time.

00;23;04;21 - 00;23;32;17

Maynard Holt

It’s also interesting you think about some of these, what you guys were doing is you were looking downstream, Hey, power uses natural gas, LNG as a, you were always tuning in to the downstream. The customers, call it the retail level, to give you direction around the commodity. And I think one thing we observe is, you know, power execs tend to be tuned in to the customer, whereas oil and gas execs, it’s a wholesale industry. So you don’t tune in quite as much, but you’ve used that to your advantage, I guess is a long way of saying what I’m saying. Shorter way.

00;23;42;00 - 00;24;07;09

Daniel Rice

Yeah, that’s exactly right. I think a lot of what you’re seeing on the consumer side, on the demand side, is certainly affecting what we can do on the production side. We can’t build pipes because people don’t want the emissions from natural gas. And so, we’re starting to lose potential sources of not just demand for natural gas, but it’s actually starting to create major bottleneck issues where we can’t deliver the gas where it’s needed.

And I think that’s one of the things that’s really interesting about NET Power, that I hope we can get into, is it’s a total paradigm shift, both figuratively and literally in what natural gas is, because no longer is it this carbon emitting power source that is so critical for just quality of life, but all of a sudden you’re able to achieve that clean, near zero emission that I think a lot of people really are starting to want more and more each day.

00;24;37;02 – 00;24;54;11

Jeff Tillery

One of the things I was thinking about, you know, there’s certainly a mission element to what you guys are doing. You know, there’s an ambition to have a lasting impact, but then you take a step back, you know? Rice then Archaea, and now NET Power, you know, it’s taken, you know, being an entrepreneur in energy and really capital intensive businesses. And there’s a lot of it there’s a lot of, you know, folks that have drove off in the ditch, you know, through time deploying lots of capital. What are some of the things that you’re going to take from Archaea and take from Rice that gives you confidence around the success in NET Power. Just kind of lessons learned and energy and entrepreneurism.

00;25;09;29 – 00;25;32;13

Daniel Rice

Yeah, I mean, the energy industry, I mean, it’s the most capital intensive industry there is in the world and just people intensive, too. And it’s been like that forever. I mean, it takes a lot of money to take to get oil and gas out of the ground, to build a lot of the industrial facilities on the surface, to convert these raw products into usable goods for people. And so it’s kind of ingrained in you from the very beginning of being able to understand the economics, being able to understand variability in economics, because, you know, while a lot of people think things are predictable, things can and will go wrong, and you need to make sure you’re able to design your capital structure to be able to accommodate for variability from the plan.

And so I think for us it’s being able to we’re in a nice position now where we’ve established a track record of being able to create value and build these businesses. But for the first, I don’t know, five or six years at Rice Energy, it was very hard for anybody to give us money. I couldn’t tell you how many private equity meetings we took with folks and the common feedback was, you guys are in your twenties, and we’ve never backed a management team in their twenties. So we had to go out there and spend our own money and drill our first couple of wells and then we were able to get mezzanine capital financing, which isn’t around today, but it was back then. And you know, we drilled one well and we borrowed against the value of that first well to drill the next one, borrowed against the value of those two wells, drilled a third well and we did that for seven or eight wells before we finally had enough collateral and a track record and credibility to go to a private equity firm and say, look, we know what we’re doing.

And so that took us a couple of years to be able to get there. But I think we’ve had to do this every step of the way. We had to do it when we took the company public. And we were trying to do a billion dollar IPO and again people said, we’ve never seen a management team with a CEO who’s 33, the COO is 31, and the head of geology is 28. But then again, our billion dollar IPO was eight times oversubscribed because we had that track record of performance and we had a really good fundamental understanding of what our business was worth and how we were able to capture the value from that valuation.

But even when you take it to Archaea, it wasn’t a walk in the park trying to raise capital, you know, we found a lot of folks that have that said we’ve never heard of RNG before. Why would we ever spend $100 million building a plant to capture emissions from a landfill? Where’s the money in that? And so, there was a lot of folks that passed on investing alongside us in Archaea. And that was obviously a fantastic investment for us. But there’s a lot of folks that passed on that because it was novel, it was new, but we had a really fundamental understanding of what we thought this business was worth, and a lot of it was really built on that foundation of understanding natural gas.

And I think a lot of that actually applies over to NET Power where people are saying, this is a novel gas process, power generation process, oxy-combustion, plus supercritical CO2. We’ve never seen that before, but there hasn’t been a reason to see that before, right? Because we’ve never really said we need to capture 100% of the CO2 at the lowest cost possible. But now all of a sudden, the world’s saying, we need to decarbonize. And these NET Power guys for the last 12 years have said we’re going to find out the most cost-effective way to decarbonize natural gas and capture those emissions.

And so I think for us, it’s a lot of that same exercise. We’re going to have to educate people. We’re going to have to get people comfortable with the track record that both us and the NET Power team have established. We’re able to point to a demonstration plant just south of Houston that they built that actually proves this oxy-combustion supercritical CO2 process works as designed. And so we’re in a fantastic place. But again, this is something novel. This really goes against people’s perceptions of what power generation looks like, what CO2 sequestration looks like, that I think for us, we’re kind of in that same position we’ve always been, which is we need to educate people, we need to pull them along, but at the same time understand that our track record and our credibility is so critical for this company’s success.

But yeah, finding capital can be challenging. I think the last thing to say on just the capital piece, there’s so much capital out there trying to invest in this energy transition, low emissions energy sources. And I think a lot of investors in this space on the infrastructure capital side are up to their gills in wind and solar. And they’re saying, okay, I kind of have my renewable pool filled with wind and solar and I would love to put more money into other things, but there’s really nothing else out there.

And I think that’s where NET Power becomes really, really interesting. It becomes not just another vehicle to invest infrastructure capital into this energy transition space, but the potential returns from a NET Power plant look a whole lot better than wind and solar. And so the same pools of capital that we’ve created a ton of value for at Rice, Rice Midstream, Archaea, those are going to be pools of capital that we’re going to be looking towards as we look to really commercialize NET Power going forward.

00;30;54;06 - 00;31;18;20

Maynard Holt

Do you think when you talked about educating people, the world struggles right now or certain parts of the world continue to struggle with natural gas as the answer for whatever reason, it has some emissions. Therefore, do you think is the world ready? Could like a university endowment get their head around zero emissions natural gas? So yes, it’s a fossil fuel. Yes, it’s going to be produced by some oil and gas names, but it’s going to have zero emissions. And what have those kind of what are those conversations like? Can the world get their head around that?

00;31;30;06 - 00;32;01;03

Daniel Rice

I think one of the things that’s really interesting that we’ve kind of observed over the last few years is we’ve started to move away from labels and more towards the numbers. And so we’re starting to see more and more people not talking about what’s the actual name of the fuel, but what’s the carbon intensity of the end product. What’s the lifecycle analysis, carbon intensity of the amount of emissions for that unit of energy produced there? And we started to see people go quickly into like colors for certain things, right? So we went from labels to colors, particularly around hydrogen. Is it blue, is it green, is it pink, is it turquoise? I can’t keep them all straight. But now people are starting to say, okay, put the labels.

00;32;18;00 - 00;32;20;17

Maynard Holt

We heard white the other day. That’s natural out of the ground.

00;32;20;19 - 00;32;44;02

Daniel Rice

Oh, yeah, There’s a gold hydrogen. There’s all the colors for hydrogen. And you see a little bit with some of the other ones. Anyways. So as we start to see more people actually move to the science and away from labels and into like the actual numbers, if you start to look at the empirical data, like that’s kind of how we’ve always operated as a data driven approach. Do what the data says, right. I consider that a common sense approach, not driven by emotions or what I think or what I believe. But what does the data say is the most impactful thing to do?

And I think that’s probably where NET Power really is a paradigm shift for people because it is natural gas. But for a lot of people, when you say this form of natural gas, with this technology, is the most impactful way to decarbonize the planet and achieve our climate goals, people say that doesn’t make any sense, right? But that is what happens if we’re able to take a coal plant that emits one and a half million tons of CO2 per year and replace it with a zero emission NET Power plant, and that CO2 is 100% captured inherently through this process and you sequester it. That’s one and a half million tons gone right there from a single plant. Now in the United States, 25% of our emissions are from coal and gas fired plants.

So if you replace every coal and gas fired plant in the country with a NET Power plant, your power prices aren’t going up because we actually believe we can design these plants to operate more efficiently. And when you factor in government credits, it’s actually a lower cost. And so not only can we eliminate 25% of US emissions just in power gen with one technology, but we can also deliver lower cost power just as reliable to everybody in the country as well.

00;34;13;01 - 00;34;21;28

Maynard Holt

Well, and we didn’t even say energy security, but it’s implied right, because we’re using it right here. There’s no importation of anything to make this happen.

00;34;22;05 - 00;34;23;22

Daniel Rice

That’s right. Yeah.

00;34;24;18 - 00;34;26;17

Maynard Holt

Todd, let me get you in here.

00;34;26;17 - 00;34;59;29

Todd Scruggs

Well, you know, Danny, what’s interesting is you guys have done sort of public company things. You’ve done private investing things, you’ve done pretty traditional energy, and now you’re really looking at kind of new energy. What kind of words are advice would you have to lots of the listeners or companies or people tuning into this, how do they balance sort of managing a pretty traditional energy company or book with trying to invest and learn about, you know, and get exposure to new energy technologies? You know, what do you think is the most successful recipe for that? Should they try to do both? So they just try to do one. Does it depend on the company? And maybe talk about that a little bit in your experience as Rice has always tried to adopt new technologies and new practices that are a little bit different than the rest of the industry has used?

00;35;17;15 - 00;35;43;12

Daniel Rice

Yeah, I mean, I think it first starts with it your values as a company. You need to figure out is does getting into the energy transition, does that align with my values? Do my values need to change to be aligned with this new strategy? Right. So it really starts at the broadest level of do my values need to change or does this align with my values to be able to do it? But then from there it really becomes just a resource question. Do I have the resources internally to pursue this? Both financial resources, but also people resources?

I think if we look broadly at most public energy companies and probably most oil and gas companies today, private or public, you know, they’re all mostly healthy balance sheets now. Balance sheets have been healed. They’re all generating probably pretty decent free cash flow. So there’s no real financial constraint as to why they can’t be looking at doing these things. I think what it really comes down to on the capital and the resource piece is the human capital piece. Do I have the people to be able to start to look into these other sectors that are not part of the traditional oil and gas industry?

I think we’re probably a pretty cool case study on how you can take that oil and gas skill set, and still stick to it, but find other verticals to apply it to. And so for us with understanding the skill set, is understanding like the subsurface is a pretty big skill set, understanding gas processing, gas transportation, the fundamentals on the macro, how much inventory do we really have in the United States to provide this low-cost feedstock? Those are skill sets that are really relevant to the other industries that the other businesses we’ve gotten into with Archaea. Like getting into landfill gas isn’t too dissimilar to the skill set from traditional oil and gas. And it’s really no surprise that you see a lot of large oil and gas companies now starting to creep into that space.

00;37;23;17 - 00;37;31;11

Maynard Holt

It’s kind of like going from sugar to sugar and NutraSweet like I’ll do. It’s similar, like not too far away from my business.

00;37;31;11 - 00;38;07;02

Daniel Rice

Yeah, that’s exactly right. And so for us, it was always trying to think, taking a very objective view of our skill sets and say, where is that skill set transferable to? I don’t care what industry it is, where’s that skill set transferable to? And so this is kind of in part of our evolution is we still have that foundation of understanding natural gas, the feedstock, because I think that at the end of the day is what makes the whole world go round, is you need to have a fundamental understanding of how to get that natural gas out of the ground at the absolute lowest cost possible. You need to have that infrastructure in place to facilitate things like RNG to be able to move that gas from a landfill in Pennsylvania to an end user in California. Right.

And so we’ve taken that skill set and we’ve evolved even more. And now we’re actually not just figuring out how to get natural gas out of the ground, but understanding the subsurface properties of the rock of not just where the gas is and where the oil is, but now we’re taking it and NET Power to understand where’s the porosity for us to be able to permanently store the CO2 safely and securely for the next thousand years? And so that’s an oil and gas skill set. That’s really just a natural evolution from starting an oil and gas company.

00;38;51;07 - 00;39;16;08

Maynard Holt

You know, you’re hitting on something that I think has been a big theme that we’ve had, which is oil and gas companies and people are so great at thinking about finding cost and scale. And as the world was thinking about a lot of ways to decarbonize an oil and gas mind, will go to dollars per unit quickly. And that gets you to good solutions.

Maybe on NET Power. Talk a little bit more about what’s happening here, because as a listen to the story. Right, we’re treating the gas on the front end, not trying to capture the carbon on the back end. We’re efficiently producing power. And then you get a nice stream of CO2 that you can at a reasonable cost, get it in the ground or use it for something. But maybe just talk about this technology and how it’s going to change the location of power plants, the location of sequestration, we all sort of have a certain mindset around what has to happen where. But these plants and this technology liberates a lot of that.

00;39;59;26 - 00;40;20;11

Daniel Rice

Yep, it does. So like just so the listeners have some context in the United States today, we produce around 100 Bcf a day of natural gas. 20 years ago that was about 40 Bcf a day of natural gas. So we’ve increased natural gas production in United States by two and a half times and we have another 100 years of it.

So that’s the foundation of NET Power is massive, massive, low cost, reliable feedstock of natural gas to this power generation process. And in terms of just power generation in the United States today, around 40% of it, a little bit less than 40% comes from natural gas. So it’s the largest source of power generation feedstock in the United States. And as a result of that, natural gas is the largest source of power emissions in the country. But 25% of our emissions comes from power generation. So even though US emissions have come down as we’ve actually been able to displace coal and we’re one of the few countries that actually saw a reduction in CO2 emissions over that ten year period, natural gas still has emissions, and about 90% of natural gas emissions comes from the combustion process, not from the extraction and transportation process.

And so what the NET Power guys did a long time ago is they said we need to come up with a more efficient power generation process to be able to capture the CO2. And for the listeners at home, the reason why post combustion carbon capture is really tricky is in a traditional combined cycle power plant, and I’m going to break it down in simplest terms, you take air from the atmosphere and you combust it with natural gas, the methane, in a combustion chamber, and that creates a lot of heat and power. And then that actually turns water into steam. The steam spins that turbine, and then out the back end comes your carbon dioxide. Unfortunately, when you take air into that combustion chamber, air, and this is probably going to blow a lot of mines, air is only 22% oxygen. Oxygen combusts with the methane in that combustion chamber. The rest of the atmosphere, 78% of it is nitrogen. The nitrogen is a very inert gas, which is a fancy way of saying it doesn’t react. It takes a lot of energy for nitrogen to form a compound with some other molecule. And so that nitrogen flows through unobstructed through the whole process that helps spin the turbine. But that exhaust gas at the back end in a combined cycle plant, it’s 5% CO2, 95% nitrogen, and trying to remove that 5% CO2 from that 95% [nitrogen] is very energy intensive.

So trying to remove that CO2 from the nitrogen is very energy intensive. It can nearly double your cost of electricity generation if you try to do post combustion capture. And there’s a lot of companies working on other ways to capture CO2 from sources where that percentage of CO2 is much higher than 5%. And you see it on industrial plants where that CO2 is 40%, 50%, 60% of that flue gas, but in a highly efficient natural gas combined cycle gas turbine plant, it’s only 5% or 6%. So it’s really, really expensive.

00;43;22;23 - 00;43;42;15

Maynard Holt

That’s the irony is that the so if you have a high CO2 emitting power source like coal, it’s quote, easier to capture it or at least it’s more efficient, perhaps. But you should be making the move to natural gas. But once you do that, now you have a stream where it’s going to be harder to do carbon capture, arguably.

00;43;42;24 - 00;44;03;19

Daniel Rice

And so that’s really what the NET Power guys designed their company and this technology to do. Which was, we need to redesign the power generation process and it is a complete redesign and it starts with removing the problem on the front end, which is the nitrogen. They said we cannot have nitrogen through this entire cycle. So they said we’re going to install an air separation on the front end. So the only thing we have going into this combustion chamber is pure oxygen. So the oxygen, so that’s just an oxy-combustion process. And it’s been around for a long, long time. So that’s not novel. And so that oxy-combustion process creates that same heat and everything that a combined cycle plant does. And so then you end up with just two things: a pure stream of CO2 and a little bit of water, from the oxygen and the methane reacting, and a lot of power.

And so what the NET Power guys did, that’s really novel, but really, really smart is they said we have this pure stream of CO2, and for most people they think of CO2 as plant food or as just a greenhouse gas, but CO2 at a certain pressure it gets to the state called super criticality, supercritical CO2, and it typically happens above 2200 PSI, pounds per square inch, and at 2200 PSI, CO2 becomes supercritical and its density factor becomes exponentially higher and it actually becomes a much more efficient working fluid to spin those turbine blades than steam and nitrogen, and so what the NET Power guys said is you have this oxy-combustion process, let’s take that CO2 that comes out, put it back through and actually boost the pressure to a really high pressure to get to supercritical state, and let’s use that as that working fluid to spin the turbine and so that’s what they did.

And so they said, well, this hasn’t been done before. We’re going to certainly patent this process. So they’ve patented the entire process and then they took it a step further and said, we need to go build one of these plants. And so for the last five years, they’ve been kind of quietly just south of Houston, building a demonstration plant in La Porte, Texas. And they’ve done several trials out there to actually prove that this oxy-combustion supercritical CO2 process works as designed. And so now you have a process where you take on a utility scale, NET Power plant, 45 million a day of natural gas comes in and out comes 300 megawatts of power per hour and a pure stream of CO2 and a little bit of water.

00;46;27;15 - 00;46;53;00

Maynard Holt

Can I ask you one thing, because I know everybody is always listening for when you said, you know, the power is cheaper, everybody’s always listening for, wait, there’s a government payment somewhere. So when you just think about the cost of power in this approach where you know, you buy the gas, you do everything you just described, you create the CO2 stream, you inject it before the government gives you anything. What would you say about the cost competitiveness of this way of producing power?

00;46;59;08 - 00;47;19;00

Daniel Rice

Oh, so the plant is more expensive than a traditional combined cycle plant. And it’s more expensive because you’re having to put an air separation unit on the front end, which a typical combined cycle plant doesn’t have. And you’re having to upgrade the quality of some of the equipment internally to handle the higher temperatures and the higher pressures.

00;47;20;06 - 00;47;23;02

Maynard Holt

So when you say more expensive, can you give us like an order of magnitude?

00;47;23;15 - 00;47;51;24

Daniel Rice

I think when we’re in like full scale manufacturing mode, it’s going to end up being 50% more expensive. So call it $150 million, more expensive than a traditional combined cycle plant that doesn’t do carbon capture, right? I think if you compare that to if you tried to do carbon capture post-combustion on a natural gas plant today and retrofitted or built a new one, those will end up costing $600 million, or $150 million more than a NET Power plant. So a NET Power plant is cheaper than a post combustion system.

But where NET Power actually beats a CCGT facility that doesn’t do any carbon capture is the benefit from the federal government under the Inflation Reduction Act. And so under the Inflation Reduction Act, there’s been a program in place called the 45Q for a while and the federal government will pay you to capture and utilize or permanently sequester each ton of CO2. Now it’s smart because most government agencies and most NGOs, at this point say there’s a real social cost to carbon emissions, right? And I think the federal government or the UN are saying around $120 to $150 per ton is the social cost of CO2. So the federal government here in the United States under this 45Q program said, the social cost is $100 to $150 per ton and we’ll pay people $85 per ton to permanently sequester it. So it’s actually beneficial to the federal government to pay somebody just to capture and sequester the CO2. And so from a single NET Power plant, from our utility scale plant and the first one is being delivered in 2026, that plant will capture over 800,000 tons of CO2 per year. And that’s a lot of CO2.

00;49;21;08 - 00;49;34;09

Maynard Holt

And I guess where I was headed, as I’m listening to it, is you’d think this plant compared to a standard CCGT plant, your power costs as a consumer or an industrial user are not going to go up that much?

00;49;34;28 - 00;49;35;29

Daniel Rice

No, it actually goes down.

00;49;37;04 - 00;49;44;00

Maynard Holt

I mean, I’m saying excluding the government payment. Your power wouldn’t go that much.

00;49;44;11 - 00;50;01;01

Daniel Rice

No, that’s right. And this power generation process is actually more efficient. We expect it to be more efficient than a combined cycle plant because that CO2 is the working fluid, is a more efficient working fluid than just steam [and nitrogen].

00;50;01;02 - 00;50;16;03

Mike Bradley

Hey Danny, we talked earlier about, what are the market you’re going to go after first? I mean, industrials, generation companies? I mean, who’s the winners here? I mean who’s the first customers? It seems like industrial. And who are the losers potentially on the on the margin here?

00;50;16;03 - 00;50;38;28

Daniel Rice

Yeah. I mean, in terms of the winners, the first one is the environment, right? And not to be cheesy about it, but this really is the most impactful environmental solution we’ve come across. And it’s kind of why we’re jumping in headfirst with both, you know, investing $100 million into the PIPE, but also with me joining the company full time. And so we just have that much conviction in what this company is capable of doing. So, I mean, the environment’s number one, hopefully our shareholders will be number two. But in terms of potential customers and just communities, I think certainly a lot of utilities are feeling a ton of pressure to decarbonize.

00;51;04;24 - 00;51;05;22

Maynard Holt

And be reliable.

00;51;05;22 - 00;51;38;04

Daniel Rice

And that’s kind of where they’re stuck between a rock and a hard place, right? We can install wind and solar until the cows come home, but guess what, what are we doing to do the 80% of the time that the wind’s not blowing or the sun is not shining? Oh, I can go and install batteries, but then all of a sudden there goes a lot of the environmental benefit because batteries are really, really bad for the environment, both in the extraction phase, but also just looking at the lifecycle analysis back to the point of looking at the numbers of how beneficial really is this to the environment.

And so those utilities are really stuck in a hard place which is, I need reliable, firm baseload power to keep the lights on for people, but I also want it to be clean. And so that’s kind of the whole thesis of NET Power was reliable, low cost and clean. We call that the energy trifecta, and it’s three energy characteristics that collectively everybody wants, but doesn’t exist in a single power form today. I it does in some unique places like some hydro, but you can’t replicate that and put it anywhere you want it. It’s up in Washington State, where the water is flowing. So we said we need to find that energy trifecta solution. And so this becomes that energy trifecta solution to anybody that needs and wants reliable, low cost, clean power.

And so there’s certainly going to be the electricity users, the utilities, both the regulated folks, but also the non-regulated folks, the independent power producers. I think certainly for the independent power producers that are a lot more sensitive to project level returns on a fully subsidized basis with the IRA and the 45Q, and we kind of have it in the slide deck on the NET Power website, these look like they’re going to be really, really high rate of return projects.

And back to Jeff’s question earlier on access to capital, these returns are well in excess of what infrastructure type of returns are targeting. And so, there’s enough profit for everybody to go around, we think, which is kind of what you need to be able to deploy this stuff at scale. And then I think you have a couple of other groups. You have the industrial users that want a behind the meter solution. And then I think the other group is going to be folks that have a use for the CO2, whether it’s to utilize it for some industrial process where you need CO2 or whether you want to use it for enhanced oil recovery to help get more oil out of the ground, but do it in a much more environmentally responsible way. And so those are four or five.

00;53;54;28 - 00;54;00;29

Mike Bradley

Of the when you try to think about the size of that market, you’re going after, you know this in the trillions. Correct?

00;54;01;17 - 00;54;23;24

Daniel Rice

Yep probably over. It’s fairly big. I think within our slide deck we publish what’s the TAM. I think the TAM that we calculated is around 17,000 NET Power plants that we can deploy across the world. It’s a big number. We’re talking about trillions of dollars that we would have to spend to deploy them all. But that’s what gets us really excited about this one, is we really do need solutions that don’t just sound good or look good, but really are this impactful. And so this is kind of our multi gigaton solution that we’re going to be running with to deliver. And so it probably starts with the United States, right? We have access to the lowest cost feedstock of natural gas for this process, and it’s natural gas that we’re producing more of than we’re consuming stateside. And so it’s natural gas that the United States is bringing to the world through exporting US LNG. And so when you kind of look at being able to deliver our natural gas to other countries, and paired up with NET Power, all of a sudden we’re able to export this technology and our gas and bring it to users that also want to have access to the energy trifecta in all parts of the world.

00;55;17;07 - 00;55;30;02

Jeff Tillery

And you said that being public is a core part of the strategy. I mean, this is the company is still relatively early stage, but your view is it’s really critical if being public is critical to the strategic success, maybe just expand on it.

00;55;30;19 - 00;55;51;20

Daniel Rice

Yeah. You know, one of the things that was really interesting when we announced the transaction between Rice and NET Power, and we had a lot of follow on meetings with prospective investors and current [RONI] investors, with all of the prospective ones, I would say nine out of ten of them, 90% of them said I’ve never even heard of NET Power, I didn’t even know this technology existed. And I think for us that was quite eye opening, and I think that was certainly one of the reasons why we said we’re quite passionate about taking this company public. I suppose we could have easily just invested with them as a private company and let it stay under the radar.

But we kind of said, this technology that these guys have developed is so important and it’s so important that it gets deployed in the right areas at the right time that we need to be on the right stage with the right spotlight on it to ensure that potential decision makers for where is your energy going to be coming from in the future know about NET Power and have access to NET Power and also have confidence that NET Power is going to be around in five or ten years and not just sold to a much larger energy generation technology company, right? And just establishing that permanence of NET Power as a public company is quite important in being able to align with like minded shareholders that are taking a much longer term view.

Like for us, I think you know, we’re fully committed to being an investor in this company as long as we have to be able to get it to be successful. And so if that’s 20 years, great. If it’s 30 years, so be it. I think we can get this thing to be really, really successful within the next decade. But it’s being able to align with those sorts of shareholders that have that sort of duration to align with us on our values and our thesis.

00;57;18;18 - 00;57;46;19

Maynard Holt

It is fascinating. We’ve touched on this over lunch when you came in that a lot of people go public reluctantly or going public is just part of the transaction, particularly in some of these SPAC situations. But to Jeff’s point, you viewed it as this will help visibility and partnering and confidence and talent. And, you know, it’s very different than what you’re used to hearing people talking about when they go public.

00;57;46;28 - 00;58;10;28

Daniel Rice

Yeah. The NET Power owner group is so unique. So this wasn’t a private equity backed company that was looking to build the technology, prove it, and then sell it to another company. This was a company started by entrepreneurs and scientists and their investors are some of the world’s largest energy companies Occidental Petroleum, Constellation Energy, Baker Hughes and 8 Rivers. Collectively, the first three have a combined market cap of over $140 billion. So it’s not like they necessarily needed to take this company public to monetize or crystallize value. They really saw this through the lens of, this is the most strategic way to commercialize NET Power today.

00;58;29;20 - 00;58;33;09

Maynard Holt

Todd let’s get you back in here as we move towards wrapping up with Danny.

00;58;33;25 - 00;58;52;11

Todd Scruggs

Yeah, happy to jump back in. Hey, Danny, a lot of what you guys have done has been in and around natural gas, you know, from a couple of different angles. Why don’t you talk about your kind of intermediate to long term outlook on natural gas? It feels like maybe a couple years ago folks were really talking about transitioning away from it. But it does seem like that’s starting to change a bit now. And people are, you know, across the whole world realizing how important of a fuel it is. So maybe talk about how you guys see that market developing, growing, changing, you know, over the like I said, intermediate to the longer term.

00;59;11;13 - 00;59;36;01

Daniel Rice

I think we’re continuing to see natural gas demand grow. I mean, when we take a step back, we’re consuming more of every single form of energy today than we ever have in history, including coal, including wood and other less savory forms of energy. So it’s just that’s just the reality of a growing world. A growing middle class requires more and more energy. And I think as much as people are kind of hoping for the demise of coal and the demise of natural gas, I think reality would say we’re going to continue to use more of it, probably in places that we don’t have control over today like China and India. They’re going to continue to use a lot of natural gas, a lot of coal. I think everybody deserves access to low cost, reliable energy. And I think it’s incumbent upon us to develop the technologies to decarbonize it without causing that reliability and affordability to get out of whack.

And I think that’s what NET Power offers. And so as we think about just natural gas going forward, natural gas prices are $4 or $5 now, a lot of that is because of just demand shocks without access to new supply. And so a lot of the high prices that we see today are really self induced, right? It’s not because of over discipline from the gas producers. Gas producers don’t have the pipelines to be able to transport the gas to meet the demand. I think the thing that brings us back to NET Power, where NET Power really does become a catalyst in a way, is a lot of that opposition to natural gas is because of the emissions on the tail end of the combustion. And I think my proposition is if you can fully decarbonize natural gas on the power generation side, all of the sudden there’s a total paradigm shift on the view of natural gas and that should embrace and enable new natural gas infrastructure to get developed.

Now, we’re sitting here today with a really good handle on what it costs to get the natural gas out of the ground. It only costs us $1 to $1.50 today to be able to drill and produce the natural gas. So we’re sitting there with really low finding and development costs. The real costs are on the transportation because it’s become really, really expensive to build new pipe, but more so there’s so much more demand than we have supply today because of just bottlenecks on infrastructure.

And so we really see NET Power as a way to change public sentiment around natural gas because I think if people are truly honest about decarbonization, you would say, I’ll take as many NET Power plants as you can give me, because this is the most impactful way to decarbonize without compromising reliability or cost. And if you can do that, my vision is hopefully that enables new natural gas pipeline development to happen and really unlock the resource that we’re sitting on. Does that mean natural gas prices end up going down? Probably. And that’s okay because I think for [E&Ps], we’re able to create value by producing more of the product, not by producing less at a higher price. Does that make sense?

01;02;22;21 - 01;02;40;21

Maynard Holt

So you used the word permit and that comes up in every conversation, which is whether it’s a pipeline or a windmill or a solar plant or whatever. How do we get it built. When you thought about the permit and what would be needed to expand NET Power, how did you think about that?

01;02;41;22 - 01;03;06;07

Daniel Rice

So the thing that’s really interesting about NET Power is you think about location. We can put these plants anywhere, right? As I mentioned before, because you have that supercritical CO2 as that working fluid, you’re not as reliant on access to a really large water source to use as the steam to generate the power. So we can go into places that other power plants can’t go. Our footprint is also 20% to 30% smaller than a traditional combined cycle plant. So, we can fit into areas they can’t. We also don’t have the NOx and the SOx, the pollution items that keep you really far away from city centers, so we can be closer to city centers because we don’t have those sources of emissions.

And so I think the biggest thing for us is we need to be close to where we can utilize or permanently store the CO2. And so for us, it’s a little bit of a mapping exercise. And I think it’s one of the things that gets me really excited about NET Power is not only is it figuring out the above ground, be close to power transmission lines, be close to population centers, be close to power demand. It needs to be close to that, but subsurface, you really want to be as close as possible to where you can either sequester or utilize the CO2. And that’s good for the bottom line. Less pipeline infrastructure means less capex and more profit, right. But it also means less environmental impact, too. And so we just need to be a little bit smarter and really take a data driven approach to figure out where the best place is to locate these plants.

01;04;21;00 – 01;04;47;13

Maynard Holt

And maybe just to give people a sense of it. Unfortunately, we joked this was going to be the first two hour COBT in history. I wish we could do that to folks. But as we wrap up, when you think about the places you can stick CO2 in the US, what’s the sense of like how many places, how much supply of, you know depleted reservoirs or give us a sense of where all that CO2 could be put.

01;04;47;22 - 01;05;19;14

Daniel Rice

Yeah. So as you as we look at sequestering the CO2, you’re really looking at really two characteristics of the rock, the porosity, which is the amount of pore space available. And you’re looking at the depth and pressure because, back to that CO2 being in that supercritical state as that density factor really increases, you can put a lot more CO2 in a given pore space with higher pressures. And so reservoir depth is really, really important, and so most of those are pretty commonly known wherever there’s been oil and gas wells drilled, and those are typically the sedimentary basins where you’re looking for these types of sedimentary rocks, sandstones with high porosity at decent depths. I would say I think the stat that we were able to figure out is around 80% of US power generation is within 100 miles of an ISO or a non-regulated power market or a state that has sequestration potential. So this isn’t like a little niche thing. 80% of US power demand is really close to CO2 sequestration sites.

01;06;06;16 - 01;06;19;19

Maynard Holt

So just to put a finer point on it, you can put one of these things on the south side of Chicago, and I mean, I’m making it up, but you could put them in in population areas and probably find something to do with the CO2.

01;06;20;00 - 01;06;43;25

Daniel Rice

Yeah, like Illinois, for example. There’s already a couple of Class VI wells, a couple of hours south of Chicago. And it’s one of the largest sequestration potential fields in the world. But there’s places like that all over the place. Unfortunately, the biggest problem we have is being able to capture low-cost CO2 to be able to sequester, right? And so when most people perceive sequestration and carbon capture, they only associate it with the Gulf Coast of Texas and Louisiana, and West Texas for enhanced oil recovery, because that’s where you have access to low cost, high concentrated sources of CO2.

But I think that’s where NET Power is really a paradigm shift, is all of the sudden you can have these pure sources of CO2 in other places you wouldn’t otherwise be able to capture it and be able to sequester in those reservoirs there. And so in the United States, there’s more sequestration capacity than there ever will be power demand from NET Power. So way more capacity than we’ll ever need, which is a pretty awesome place to be. And so that’s certainly not going to be a gating item in our deployment. But that’s just what the data tells us.

01;07;40;16 - 01;08;09;06

Maynard Holt

Well, it is sweet sorrow, to wrap up the conversation. And we’re obviously incredibly intrigued by NET Power. And, you know, you’re a friend that we’ll keep watching you because you’re always on to something so interesting. Maybe as we wrap up, Danny, and you think about everything you’ve looked at, the deals you didn’t do, the things that you find interesting. We always are asking, what does energy look like in ten years? And you know, what sort of the crystal ball, what are the winning technologies? How does the landscape change when you think about that question? What do you think energy looks like in ten years?

01;08;24;29 - 01;08;54;00

Daniel Rice

Yeah, I mean, we’re starting to see it firsthand now where, you know, for the whole 20th century, 1900 and beyond, it was all about access to energy, energy security, energy reliability, energy affordability. And we really only started to see this transition or really this inclusion of the cleanliness and environmental benefit of energy in the last 20 years, and it’s come at us really fast, where everybody’s now demanding clean energy. But I think we’ve kind of run into the reality of if you push too hard into clean energy, you’re going to run into major issues on the affordability and reliability piece. And so that’s really going to become a huge part of the next 20 years, is really finding that balance between the energy trifecta and it’s going to be seeking out those solutions that can do it all by itself.

And that’s certainly what NET Power claims to be able to do, right, is deliver that energy trifecta. But it’s being able to develop an energy system that’s a healthy mix of all of them so that we do deliver it. Trying to have an energy system that’s 100% wind and solar is going to cause some major, major issues. And this isn’t me being anti-wind or solar. This is me saying wind and solar in the right places can definitely be as much of the energy mix as it possibly can be, as long as it doesn’t compromise on cost or reliability. And in certain parts of California, it should be close to 20% or 30%. In Texas, wind should be a big part of the grid in certain areas. But once we start to go above, beyond what the data tells us to do, we need to look at other ways to be able to figure out solutions.

01;10;09;16 - 01;10;15;02

Maynard Holt

Well, I guess to the point 100% of any flavor is not a good idea. We’ve got to make an energy casserole here.

01;10;15;21 - 01;10;17;00

Daniel Rice

Unless it’s chocolate chip cookie dough.

01;10;17;19 - 01;10;43;18

Maynard Holt

Then we’re going straight to the chocolate chip cookie dough. Well, thank you, Danny We knew this would be fantastic. For those of you who listened to this or watched, remember 100% cookie dough, that’s all okay. Have a great year. Let’s have a great year. Thanks again, Danny. And we’ll talk to everybody soon.

* * * * *

Important Information about the Business Combination and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving RONI and NET Power. RONI has filed a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2022, which includes a preliminary proxy statement/prospectus, and RONI may file other documents with the SEC regarding the proposed transaction. The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement is declared effective by the SEC, a definitive proxy statement/prospectus will be sent to the shareholders of RONI. Before making any voting or investment decision, investors and security holders of RONI are urged to carefully read the entire registration statement and definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by RONI with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RONI may be obtained free of charge from RONI at www.ricespac.com/rac-ii.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the combined company and the proposed transaction between NET Power and RONI. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) conditions to the completion of the proposed business combination and PIPE investment, including shareholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties or the termination of any PIPE investor’s subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power’s current plans and operations; (v) risks related to diverting management’s attention from NET Power’s ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to NET Power’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power or the combined company; (ix) NET Power’s history of significant losses; (x) the combined company’s ability to manage future growth effectively; (xi) the combined company’s ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power’s ability to continue as a going concern if the transactions contemplated herein are not completed; (xiii) the capital-intensive nature of NET Power’s business model, which may require the combined company to raise additional capital in the future; (xiv) barriers the combined company may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) the combined company’s ability to establish and maintain supply relationships; (xvii) risks related to NET Power’s arrangements with third parties for the development, commercialization and deployment of technology associated with NET Power’s technology; (xviii) risks related to NET Power’s other strategic investors and partners; (xix) the combined company’s ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power’s supply base to scale to meet the combined company’s anticipated growth; (xxii) risks related to NET Power’s or the combined company’s ability to meet its projections; (xxiii) the combined company’s ability to expand internationally; (xxiv) the combined company’s ability to update the design, construction and operations of the NET Power technology; (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power’s Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using NET Power’s technology to efficiently provide net power output; (xxviii) the combined company’s ability to obtain and retain licenses; (xxix) the combined company’s ability to establish an initial commercial scale plant; (xxx) the combined company’s ability to license to large customers; (xxxi) the combined company’s or NET Power’s ability to accurately estimate future commercial demand; (xxxii) the combined company’s ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) the combined company’s ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on the combined company’s business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) the combined company’s ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations, including recent proposals by the SEC or as a condition to obtaining regulatory approval of the proposed business combination; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its subsequent quarterly reports on Form 10-Q, and in its other filings made with the SEC from time to time, including the registration statement, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NET Power and RONI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NET Power nor RONI gives any assurance that either NET Power or RONI, or the combined company, will achieve its expectations.

Participants in Solicitation

RONI and NET Power and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RONI, in favor of the approval of the proposed transaction. For information regarding RONI’s directors and executive officers, please see RONI’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 30, 2022. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus, as they may be amended, and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.